BRF S.A.

Publicly held company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT OF RELATED PARTY TRANSACTION

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), in accordance with item XXXII of article 33 of CVM Resolution No. 80/2022, informs its shareholders and the market in general of the following related party transactions:

Related Party Names	BRF and Sadia Uruguay S.A. ("Sadia Uruguay"); Marfrig Chile S.A., Quickfood S.A., Dicasold S.A., Pampeano Alimentos S.A. and Weston Importers Ltd. ("Marfrig Chile", "Quickfood", "Dicasold", "Pampeano" and “Weston”, respectively").
Relationship with the Company	Marfrig Chile, Quickfood, Dicasold, Pampeano and Weston are subsidiaries of Marfrig Global Foods S.A. ("Marfrig"), which is the controlling shareholder of BRF.
Date of the Transactions	Between September 1, 2024 and November 30, 2024; and as of this date.
Object, Main Terms and Conditions of the Transactions

In addition to the Announcement to the Market released on 09/06/2024, BRF announces that the total sale of meat products and raw materials to Marfrig Chile, Quickfood, Dicasold and Pampeano; and the commercial services provided to Weston, totaled, between September 1, 2024 and November 30, 2024, the amount of R$ 57,014,926.18 (fifty-seven million, fourteen thousand, nine hundred and twenty-six reais and eighteen cents).

Additionally, in continuity with the operations usually carried out by the Company, BRF estimates that over the next 24 months:

(i)            will supply meat products and raw materials to Quickfood, based on a supply contract and distribution contract in Argentina, in an amount of up to USD 45,000,000.00 (forty-five million dollars);

(ii)           will supply meat products to Marfrig Chile, based on a supply contract, in an amount of up to USD 10,000,000.00 (ten million dollars); and

(iii)          will supply meat products to Dicasold, through its subsidiary Sadia Uruguay, on the basis of a distribution contract, in an amount of up to USD 16,000,000.00 (sixteen million dollars).

With regard to purchase orders, BRF reports that the total sales of meat products and raw materials from Weston and Pampeano amounted to R$ 16,127,524.85 (sixteen million one hundred and twenty-seven thousand five hundred and twenty-four reais and eighty-five cents), between September 1, 2024 and November 30, 2024.

Additionally, in continuity with the operations normally carried out by the Company, BRF estimates that, over the next 24 months, it will purchase meat products and raw materials from Weston, based on purchase orders, an amount of up to USD 100,000,000.00 (one hundred million dollars).

Reasons why the Company's management deems the transactions to be equitable	The Company's management considers that the sale and distribution of meat products and/or raw materials carried out by BRF and Sadia Uruguay with the companies controlled by Marfrig are equitable and in the interest of BRF since they were carried out in accordance with market prices, adequate delivery times, quality and quantity that met BRF’s needs, as well as helped to reduce the cost of distributing BRF products in Chile, Argentina and Uruguay.
Eventual involvement of the counterparty, its partners or administrators in the Company's decision process regarding the Transaction or negotiation of the Transaction as representatives of the Company, describing these involvements	There was no participation by Marfrig or its managers in BRF's and Sadia Uruguay decision-making process regarding the transactions carried out, nor did such persons participate in the negotiation of the above-mentioned transactions as representatives of BRF.

São Paulo, December 13, 2024.

Fabio Luis Mendes Mariano

Chief Financial and Investor Relations Officer